White Knight Resources Ltd.
Suite 922, 510 West Hastings Street
Vancouver, BC V6B 1L8
Tel: (604) 681-4462 Fax: (604) 681-0180
Website: www.whiteknightres.com
E-Mail: info@whiteknightres.com

Additional Land Acquired in Gold Bar District of Cortez Trend

Vancouver, British Columbia – White Knight Resources Ltd. (TSX – WKR)
July 5, 2005

White Knight Resources Ltd. (the “Company”) is pleased to announce that the Company, through its 100% owned subsidiaries White Knight Gold (U.S.), Inc. and Quito Gold Corp., has staked an additional 127 unpatented mining claims in the Cortez Trend. The claims are extensions to the Company’s South Cabin Creek, Gold Pick, Goldstone, Benmark, and Cottonwood properties in the Gold Bar Mining District, in the southern Roberts Mountains, Eureka County, Nevada. The claims are 100% owned by the Company.

South Cabin Creek: Fifty-four claims were located over gold/arsenic/mercury anomalies extending for 1½ miles along the southern extension of the mineralized fault system which passes through the Company’s South Cabin Creek property. This area has seen little previous drilling and will be the focus of a mapping and sampling program later this summer.

Gold Pick/Goldstone/Benmark: An additional 53 claims were staked to cover potential extensions of gold mineralization along the controlling structures projecting from the Gold Pick and Goldstone deposits. These new claims now make the three projects one contiguous block. A drilling program consisting of approximately 7000 ft of reverse-circulation drilling is planned to test several targets later this summer.

Cottonwood: Twenty claims were located along the hanging-wall of the mineralized Wall fault and along a NNW-trending anticline in the lower-plate carbonates. The window-bounding Wall fault and the subparallel anticline have striking structural similarities to the Post fault and the Tuscarora anticline, which are major ore controls in the northern Carlin Trend. The Company plans a 10,000-ft reverse-circulation drilling program for late this summer into the fall.

The addition of these new claims solidifies the Company’s extensive land position in the Gold Bar District, which now comprises 1,334 unpatented mining claims and 8 patented mining claims totaling over 27,000 acres of mineral rights.

On behalf of the Board of Directors,

“John M. Leask”

John M. Leask, P.Eng.
Chairman of the Board

For more information please visit our website at www.whiteknightres.com or contact Kareen McKinnon at (604) 681-4462.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.